Rule 424(b)(3)
                                       Registration Statement Nos. 333-84859 and
                                            333-71361
                                       Cusip # 12560PBL4

PRICING SUPPLEMENT NO. 1,

Dated January 13, 2000 to
Prospectus,  dated  September 23, 1999 and
Prospectus Supplement, dated November 2, 1999.

                               THE CIT GROUP, INC.
                         MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note            (   ) Senior Subordinated Note

Principal Amount:  U.S. $300,000,000.

Proceeds to Corporation:  100% or $300,000,000.

Underwriting Discount:  0%.

Issue Price:  Variable Price Reoffer, Initially at Par.

Specified Currency:  U.S. Dollars.

Original Issue Date:  January 19, 2000.

Maturity Date:  January 19, 2001.

Interest Rate Basis:  Prime Rate.

Spread:  -284 basis points.

Initial  Interest Rate: The Prime Rate  determined one Business Day prior to the
       Original Issue Date minus 284 basis points.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about January 19, 2000.

                               MERRILL LYNCH & CO.

Form:  Global Note.

Interest Reset Date:  Each Business Day to but excluding the Maturity Date.

Rate Cut-Off  Date:  Two  Business  Days  prior  to each Interest  Payment Date.
         The interest rate for each day following the Rate Cut-Off Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cut-Off Date.

Accrual of Interest: Accrued interest will be computed by adding the Interest Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

Interest Payment  Dates:  Quarterly on April 19, July 19, October 19 and January
         19, commencing April 19, 2000, provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day, then the Interest Payment Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, then principal and interest on the Note will be paid on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

         Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of (i) the fifth Business Day after each Interest
         Determination Date or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Interest Determination Date: One Business Day prior to each Interest Reset Date.

Minimum Interest Rate:  0.0%.

Calculation Agent:  The CIT Group, Inc. (the "Corporation")

Trustee, Registrar, Authenticating and Paying Agent:
         Bank One Trust Company, N.A. (successor in interest to The First National Bank of Chicago), under Indenture dated as of September 24, 1998 between the Trustee and the Corporation.

                                  UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") is acting as principal in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreement dated January 13, 2000 (the "Terms Agreement"), between the Corporation and the Underwriter, incorporating the terms of a Selling Agency Agreement dated
November 2, 1999, among the Corporation and Lehman Brothers Inc., Chase Securities Inc., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc, and Warburg Dillon Read LLC, the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $300,000,000 principal amount of the Notes.

Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The
Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom it may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

         The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

         The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.